Exhibit 99.1

Kenexa Announces Financial Results for Third-Quarter 2007

WAYNE, Pa. – November 7, 2007 – Kenexa (Nasdaq: KNXA), a leading provider of talent acquisition and retention solutions, today announced its operating results for the third quarter ended September 30, 2007.

For the third quarter of 2007, Kenexa reported total revenue of $46.8 million, representing an increase of 67% over the $28.0 million recorded for the third quarter of 2006. Subscription revenue was $38.2 million for the third quarter of 2007, an increase of 65% compared to the third quarter of 2006, while professional services and other revenue was $8.6 million for the third quarter of 2007, an increase of 77% over the same period of 2006. The third quarter of 2007 includes revenue resulting from the Company’s acquisition of BrassRing in November 2006.

Rudy Karsan, Chief Executive Officer of Kenexa, stated, “We were pleased that Kenexa was able to meet our non-GAAP EPS guidance in spite of the fact that revenue came in light during the quarter. Our top line performance was impacted by a single contract with a customer that faced a company-specific business issue, in addition to longer sales cycles in the EPO and assessments components to our business. While we have re-adjusted our 2007 forecast as a result of these factors, we remain confident in the underlying growth profile of the company as we approach 2008 based on Kenexa’s differentiated value proposition, significant number of new customers adopting our solutions, growing brand and high profile customer wins across both the hiring and retention segments of the talent management market. This confidence is evidenced by our preliminary 2008 forecast of low-to-mid 20% revenue growth, non-GAAP operating margins of 20 plus% and strong cash flow.”

Kenexa’s income from operations before income tax and interest income and expense, determined in accordance with generally accepted accounting principles (GAAP), was $7.7 million for the three months ended September 30, 2007, compared with $4.8 million for the corresponding period of 2006. GAAP net income was $7.1 million or $0.28 per basic share and $0.27 per diluted share for the quarter, compared to $4.2 million or $0.20 per basic and diluted share for the same period of 2006.

Non-GAAP income from operations before income taxes and interest income or expense, which excludes stock-based compensation expense, amortization of intangibles associated with recent acquisitions, and one time consulting fees related to research and development credit carrybacks for the three months ended September 30, 2007 was $10.0 million compared with $5.5 million during the same period last year, representing an increase of 81% on a year-over-year basis and a non-GAAP operating margin of 21%.

Non-GAAP net income per diluted share, which excludes stock-based compensation expense, amortization of intangibles associated with recent acquisitions, one time consulting fees related to research and development credit carrybacks and one time tax benefits of research and development carrybacks was $0.33 for the quarter ended September 30, 2007, based on an estimated non-GAAP effective tax rate of 23%. This represents an increase of 38% compared to $0.24 non-GAAP net income per diluted share for the quarter ended September 30, 2006, based on a non-GAAP effective tax rate of 22%.

A reconciliation of GAAP to non-GAAP results has been provided in the financial statement tables included at the end of this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Kenexa had cash and cash equivalents and short term investments of $113.8 million at September 30, 2007, an increase from $108.5 million at the end of the prior quarter. The increase in cash was primarily the result of $10.8 million in positive cash from operations in the quarter, offset by capital expenditures and acquisition related payments. Deferred revenue was $33.3 million at the end of the quarter, an increase of 77% on a year-over-year basis.

Don Volk, Chief Financial Officer of Kenexa, stated, “We were pleased that the company was able to generate record non-GAAP operating income in the quarter, which helped to fuel another quarter of strong cash from operations. On a year-to-date basis, the company’s cash from operations has increased over 100% on a year-over-year basis. We believe Kenexa’s combination of strong year-over-year growth, 20+% non-GAAP operating margins and strong cash flow positions the company uniquely in the software-as-a-service market.”

Other Third Quarter Highlights

•	More than 40 “preferred partner” customers were added during the quarter (defined as customers that spend more than $50,000 annually).

•	The average annual revenue from the Company’s top 80 customers was greater than $1.1 million, up from the $800,000 level at the end of 2006.

•

Released Kenexa Recruiter BrassRing™ 10 – the latest release of Kenexa’s award-winning on-demand solution delivers three dozen functional enhancements that support the needs of job candidates, hiring managers, staffing agencies and corporate recruiters.

•

Acquired Germany-based HRC Human Resources Consulting GmbH, a leading consultancy for business-oriented employee surveys in German-speaking countries. The acquisition expands Kenexa’s geographical reach in mainland Europe – a key growth area for Kenexa as the company continues to execute against its growth strategy.

•	Announced an expansion in Asia Pacific with the opening of a new office in Melbourne, Australia.

Business Outlook

Based on information as of November 7, 2007, the Company is issuing guidance for the fourth quarter and full year 2007 as follows:

Fourth Quarter 2007: The Company expects revenue to be $47.3 million to $48.3 million, subscription revenue to be $37.8 million to $38.6 million and non-GAAP operating income to be $10.2 million to $10.6 million. Assuming a 30% effective tax rate for reporting purposes and 25.9 million shares outstanding, Kenexa expects its non-GAAP diluted earnings per share to be $0.30 to $0.31.

Full Year 2007: The Company expects total revenue to be $181.5 million to $182.5 million, subscription revenue to be $147.7 million to $148.5 million and non-GAAP operating income to be $37.5 million to $37.9 million. Assuming a 28% effective tax rate and 25.7 million shares outstanding, Kenexa expects its non-GAAP diluted earnings per share to be $1.14 to $1.15.

Conference Call Information

Kenexa will host a conference call today, November 7, 2007, at 5:00 pm (Eastern Time) to discuss the Company's financial results and financial guidance. To access this call, dial 888-819-8006 (domestic) or 913-312-0674 (international). A replay of this conference call will be available through November 14, 2007, at 888-203-1112 (domestic) or 719-457-0820 (international). The replay passcode is 4829509. A live webcast of this conference call will be available on the "Investor Relations" page of the Company's Web site, (www.kenexa.com) and a replay will be archived on the Web site as well.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These statements may contain, among other things, guidance as to future revenue and earnings, operations, expected benefits from the BrassRing transaction, prospects of the business generally, intellectual property and the development of products. These statements are based on our current beliefs or expectations and are inherently subject to various risks and uncertainties, including those set forth under the caption “Risk Factors” in Kenexa’s most recent Annual Report on Form 10-K as filed with the Securities and Exchange Commission and as revised or supplemented by Kenexa’s quarterly reports on Form 10-Q. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, Kenexa’s ability to implement business and acquisition strategies or to complete or integrate acquisitions (including BrassRing). Kenexa does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

This press release contains non-GAAP financial measures. Kenexa believes that non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Kenexa’s financial condition and results of operations. The Company’s management uses these non-GAAP results to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive incentive compensation, and for budget and planning purposes. These measures are used in monthly financial reports prepared for management and in quarterly financial reports presented to the Company’s Board of Directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing its financial measures with other companies in the Company’s industry, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider such non-GAAP measures in isolation or as an alternative to such measures determined in accordance with GAAP. The principal limitation of such non-GAAP financial measures is that they exclude significant expenses that are required by GAAP to be recorded. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures.

In order to compensate for these limitations, management of the Company presents its non-GAAP financial measures in connection with its GAAP results. Kenexa urges investors and potential investors in the Company’s securities to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures which it includes in press releases announcing earnings information, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Kenexa presents the following non-GAAP financial measures in this press release: non-GAAP income from operations before income taxes and interest income or expense; non-GAAP net income ; non-GAAP sales and marketing expense; non-GAAP general and administrative expense; non-GAAP research and development expense; non-GAAP diluted earnings per share; and non-GAAP effective tax as described below. The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of acquired intangible assets related to the Company’s acquisitions, and one-time research and development credits and the related consulting fees incurred to identify those credits.

Stock-based compensation. Stock-based compensation consists of expenses for stock options and stock awards that the Company began recording in accordance with SFAS 123(R) during the first quarter of 2006. Stock-based compensation was $1.2 million for the three months ended September 30, 2007 and $0.6 million for the three months ended September 30, 2006, respectively. Stock-based compensation expenses are excluded in the Company’s non-GAAP financial measures because share-based compensation amounts are difficult to forecast, because the magnitude of the charges depends upon the volume and timing of stock option grants – which are unpredictable and can vary dramatically from period to period – and because of external factors such as interest rates and the trading price and volatility of the Company’s common stock. The Company believes that this exclusion provides meaningful supplemental information regarding the Company’s operating results because these non-GAAP financial measures facilitate the comparison of results for future periods with results from past periods. The dilutive effect of all outstanding options is included in the calculation of diluted earnings per share on both a GAAP and a non-GAAP basis.

Amortization of acquired intangible assets. In accordance with GAAP, operating expenses include amortization of acquired intangible assets over the estimated useful lives of such assets. The amortization of acquired intangible assets was $1.0 million and $0.2 million for the three months ended September 30, 2007 and 2006, respectively. Amortization of acquired intangible assets is excluded from the Company’s non-GAAP financial measures because the Company believes that such exclusion facilitates comparisons to its historical operating results and to the results of other companies in the same industry, which have their own unique acquisition histories.

Research and development (“R&D”) credits and the related consulting fees incurred to identify those credits. R&D credits relate to R&D activities performed from 2003 to 2005, and reduce the Company’s tax expense. These tax credits totaling $0.8 million were claimed in the Company’s third quarter tax filing and are reflected in the Company’s September 30, 2007 financial statements. The R&D tax credit is excluded from the Company’s non-GAAP financial measures in the current quarter because of the one-time nature of the look-back adjustment. The related consulting fees totaling $0.1 million, incurred to identify the R&D tax credits were also excluded from the Company’s non-GAAP financial measures in the current quarter for the same reason cited above.

Each of non-GAAP sales and marketing expense, non-GAAP general and administrative expense, non-GAAP research and development expense, and estimated non-GAPP effective tax rate are each components necessary to calculate non-GAAP income from operations before income taxes and interest income, non-GAAP net income from operations and non-GAAP diluted earnings per share and are calculated by adjusting the corresponding GAAP measure for the applicable period by the applicable portion of stock-based compensation and amortization of acquired intangible assets.

About Kenexa

Kenexa Corporation (Nasdaq: KNXA) provides software, services and proprietary content that enable organizations to more effectively recruit and retain employees. Kenexa solutions include applicant tracking, onboarding, employment process outsourcing, employment branding, skills and behavioral assessments, structured interviews, performance management, multi-rater feedback surveys, employee engagement surveys and HR Analytics. Kenexa is headquartered in Wayne, Pa. More information about Kenexa and its global locations can be accessed at www.kenexa.com.

Note to Editors: Kenexa is a registered trademark of Kenexa Corporation. Other product or service names mentioned herein remain the property of their respective owners.

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Contact

MEDIA CONTACT:
Sarah Teten Kenexa (800) 391-9557 sarah.teten@kenexa.com	Jeanne Achille The Devon Group (732) 224-1000, ext. 11 jeanne@devonpr.com

INVESTOR CONTACT:
Kori Doherty ICR (617) 956-6730 kdoherty@icrinc.com

Kenexa Corporation and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30, 2007 (unaudited)	December 31, 2006
Assets

Current assets
Cash and cash equivalents	$32,141	$42,502
Short term investments	81,648	—
Accounts receivable, net of allowance for doubtful accounts of $1,300 and $975	32,422	31,493
Unbilled receivables	4,173	1,005
Deferred income taxes	11,139	8,093
Income tax receivable	201
Prepaid expenses and other current assets	3,734	3,578

Total current assets	165,458	86,671

Property and equipment, net of accumulated depreciation	13,232	8,469
Software, net of accumulated amortization	1,413	2,122
Goodwill	155,781	148,371
Intangible assets, net of accumulated amortization	10,426	4,570
Deferred income taxes, non-current	—	1,430
Deferred financing costs, net of accumulated amortization	738	1,295
Other assets	16,710	14,531

Total assets	$363,758	$267,459

Liabilities and Shareholders’ Deficiency

Current liabilities
Accounts payable	$6,915	$5,672
Line of credit	—	20,000
Notes payable, current	78	138
Commissions payable	1,217	1,674
Accrued compensation and benefits	7,576	9,878
Other accrued liabilities	6,560	6,086
Deferred revenue	33,259	31,251
Capital lease obligations	145	229

Total current liabilities	55,750	74,928

Term loan	—	45,000
Capital lease obligations, less current portion	68	145
Notes payable, noncurrent	80	111
Other noncurrent liabilities	—	114
Deferred income taxes	2,098	—

Total liabilities	$57,996	$120,298

Commitments and Contingencies

Shareholders’ equity

Class A common stock, $0.01 par value; 100,000,000 shares authorized; 25,458,320 and 20,897,777 and shares issued, respectively	255	209
Additional paid-in capital	316,548	176,345
Accumulated other comprehensive income	863	96
Accumulated deficit	(11,904)	(29,489)

Total shareholders’ equity	$305,762	$147,161

Total liabilities and shareholders’ equity	$363,758	$267,459

Kenexa Corporation and Subsidiaries

Consolidated Statements of Operations (unaudited)

(In thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenue
Subscription revenue	$38,233	$23,185	$109,929	$60,725
Other revenue	8,564	4,827	24,249	15,010

Total revenue	46,797	28,012	134,178	75,735
Cost of revenue	13,705	8,392	37,737	21,419

Gross profit	33,092	19,620	96,441	54,316

Operating expenses:
Sales and marketing	8,816	5,991	26,140	17,436
General and administrative	9,625	5,771	29,063	16,972
Research and development	4,717	2,218	13,337	5,570
Depreciation and amortization	2,269	872	5,175	2,362

Total operating expenses	25,427	14,852	73,715	42,340

Income from operations	7,665	4,768	22,726	11,976

Interest income, net	1,072	764	2,169	1,566
Income from operations before income taxes	8,737	5,532	24,895	13,542
Income tax expense	1,660	1,373	7,310	2,825

Net income	$7,077	$4,159	$17,585	$10,717

Basic net income per share:	$0.28	$0.20	$0.70	$0.55

Weighted average shares used to compute net income per share - basic	25,455,504	20,407,856	24,948,592	19,626,010

Diluted net income per share:	$0.27	$0.20	$0.69	$0.53

Weighted average shares used to compute net income per share - diluted	25,846,605	20,922,015	25,362,312	20,183,995

Non-GAAP income from operations and net income excludes stock-based compensation and amortization of intangibles:

	Three Months Ended September 30,
	2007	2006
	(unaudited)	(unaudited)
Non-GAAP income from operations reconciliation:

Income from operations	$7,665	$4,768
Add back:
Stock-based compensation expense	1,175	605
One time consulting fee related to R&D credit carryback	122	—
Amortization of intangibles associated with acquisitions	1,022	149

Non-GAAP income from operations	$9,984	$5,522

Non-GAAP income from operations as a percentage of revenue	21%	20%

Weighted average shares used to compute net income per share - basic	25,455,504	20,407,856

Dilutive effect of options, RSUs and warrants	391,101	514,159

Weighted average shares used to compute net income per share - diluted	25,846,605	20,922,015

Net income	$7,077	$4,159

Stock-based compensation expense	1,175	605
One time consulting fee related to R&D credit carryback	122	—
Amortization of intangibles associated with acquisitions	1,022	149
Less: One time benefit of R&D carryback	(822)	—

Non-GAAP net income	$8,574	$4,913

Non-GAAP net income per diluted share	$0.33	$0.24

Non-GAAP tax rate calculation

Income from operations after interest income and before income taxes	8,737	5,532

Stock-based compensation expense	1,175	605
One time consulting fee related to R&D credit carryback	122	—
Amortization of intangibles associated with acquisitions	1,022	149

Non-GAAP Income from operations before income taxes	11,056	6,286

Income tax expense on operations	1,660	1,373
Plus one time tax benefit of R&D tax credit	822	0%

Non-GAAP tax rate	23%	22%

Other Non-GAAP measures referenced on earnings call excludes stock based compensation:

Gross profit	$33,092	$19,620
Add: stock-based compensation expense	91	138

Non-GAAP gross profit	$33,183	$19,758

Accumulated other comprehensive income
Sales and marketing	$8,816	$5,991
Less: stock-based compensation expense	(326)	(195)

Non-GAAP sales and marketing	$8,490	$5,796

General and administrative	$9,625	$5,771
Less: One time consulting fee related to R&D credit carryback	(122)	$—
Less: stock-based compensation expense	(578)	(225)

Non-GAAP general and administrative	$8,925	$5,546

Research and development	$4,717	$2,218
Less: stock-based compensation expense	(180)	(47)

Non-GAAP research and development	$4,537	$2,171

Kenexa Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	For the Nine Months Ended September 30,
	2007	2006
	(unaudited)	(unaudited)
Cash flows from operating activities
Net Income from operations	$17,585	$10,717
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,175	2,362
Non-cash interest expense	22	72
Share-based compensation	2,959	1,946
Excess tax benefits from share-based payment arrangements	(1,353)	(1,149)
Amortization of deferred financing costs	659	79
Bad debt expense	180	(69)
Deferred taxes	(942)	(1,834)
Changes in assets and liabilities
Accounts and unbilled receivables	(1,273)	(4,548)
Prepaid expenses and other current assets	7	276
Other assets	(372)	(112)
Accounts payable	403	561
Accrued compensation and other accrued liabilities	(1,368)	1,957
Commissions payable	(457)	249
Deferred revenue	1,888	673
Other liabilities	(112)	(35)

Net cash provided by operations	23,001	11,145

Cash flows from investing activities
Purchases of property and equipment	(7,360)	(3,024)
Purchases of available-for-sale investments	(81,737)	—
Acquisitions, net of cash acquired	(11,406)	(36,429)
Cash deposited in escrow for acquisitions	(1,610)	(700)

Net cash used in investing activities	(102,113)	(40,153)

Cash flows from financing activities
Net repayments under line of credit agreement	(65,000)	—
Repayments of notes payable	(324)	(44)
Collections of notes receivable	—	120
Share issuance from Employee stock purchase plan	159	—
Excess tax benefits from share-based payment arrangements	1,353	1,149
Net Proceeds from public offering of common stock	130,398	66,282
Deferred financing costs	(102)	(128)
Net Proceeds from option exercises	1,555	1,762
Repayments of capital lease obligations	(170)	(302)

Net cash provided by financing activities	67,869	68,839

Effect of exchange rate changes on cash and cash equivalents	882	(221)
Net (decrease) increase in cash and cash equivalents	(10,361)	39,610
Cash and cash equivalents at beginning of year	42,502	43,499

Accumulated other comprehensive income	$32,141	$83,109

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$740	$401
Income taxes	$3,948	$2,059

Noncash investing and financing activities
Capital Leases	$19	$114
Stock issuance for Gantz Wiley earn out	$650	—
Stock issuance for StraightSource Acquisition	$3,174	—